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Exhibit 10.27

interWAVE Communications, Inc.
312 Constitution Drive, Menlo Park, CA 94025
Tel: (650) 838-2000 Fax: (650) 321-6250

May 6, 2003

Offer for Employment

Erwin Leichtle
Stockholm, Sweden

Dear Erwin;

        The Board of Directors of interWAVE Communications, Inc. is pleased to offer you the position of President & Chief Executive Officer. In addition as Chief Executive of the corporation, the Board would like for you to serve as a Director on the main Board of Directors of interWAVE Communications, Inc.

        The offer consists of the following:

Compensation

Salary	$275,000 USD annual salary
Incentive Stock Option
250,000 shares (~ 3% of the outstanding shares of interWAVE Communications, Inc.) The option vests over a period of four years. (Note: the company on 4/30/03 reverse split the outstanding shares 10 to 1. The pre-split shares in this offer would be 2,500,000
Cash Bonus
$150,000 USD annual bonus based on meeting or exceeding mutually agreed to objectives with respect to revenues, margins, cash flow and profitability. To be paid 30 days after Audited financials are presented to the BOD for the full Fiscal Year's performance.
The corporation Fiscal Year ends June 30th.
Title	President and Chief Executive Officer
Reporting Responsibilities	Board of Directors Managing the Company's resources and business in all aspects.
Employee Status	Full time employee
Relocation	Business Class Air Travel for you and your spouse to Menlo Park, California $5000 USD for transportation of personal effects. A per diem of $200USD per day for the initial 30 days in California.
Automobile	A leased vehicle not to exceed $500/mo expense
Benefit Coverage	Medical, Dental, and Vision as a part of the standard benefit plan of the corporation for you and your spouse
Vacation & Sick leave	Annual vacation and sick leave in accordance with the Corporation Human Resource Plan.

Insurance
Officer's indemnification in accordance with the terms and conditions of the Directors and Officers Insurance Policy and Indemnification Agreement.
The corporation reserves the right to establish a Key Man Life Insurance Policy, which would require a physical examination.

At-Will Employment.  Notwithstanding termination and the terms of severance above, you should be aware that your employment with the Company is for no specified period and constitutes "at-will" employment. As a result, you are free to terminate your employment at anytime, for any reason or for no reason. Similarly, the Company is free to terminate your employment or demote, promote, or change your compensation, benefits, duties or location of work at any time, for any reason or for no reason. In the event of termination of your employment, you will not be entitled to any payments, benefits, damages, awards or compensation other than as may otherwise be available in accordance with the Company's established employee plans and policies at the time of termination.

        There is a possibility that the Gbase acquisition of CDMA products may "spin off "as a separate entity sometime in the future based on demand for the product and available financing. At this juncture, we do not know if this will be a separate corporation, division, or joint venture or whether or not it will occur.

        Erwin, we would like for you to join interWAVE as quickly as possible and understand you have a mandatory notice to be given to your current employer. Our assumption, based on your communications on this issue, is that you will be able to start work by July 1, 2003 and could be available for consultation or meetings prior to July 1 on an as required basis.

        We look forward to a positive response and a long term and mutually rewarding relationship.

Sincerely,

William Gibson	Date May 8, 2003
On Behalf of the Board of Directors Chairman Executive Committee
CC: Board of Directors
Accepted	Date

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  Exhibit 10.27